SECURI 04017426 MMISSION

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| SEC FILE NUMBER |
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| 8-41566 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

RECD S.E.C. MAR 8 2004 516

NAME OF BROKER - DEALER:
Hanover Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

379 Thornall Street
(No. and Street)

Edison (City) New Jersey (State) 08837 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Irma N. Tavares (732) 548 - 0101
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

### TABLE OF CONTENTS

AFFIRMATION

I, John A. Burchett, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hanover Capital Securities, Inc. for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature | Date 2/26/04

President
Title

Notary Public
KIM DELEON
Notary Public, State of New York
No. 01DE5018672
Qualified in Queens County
Commission Expires Dec. 29, 2005.

HANOVER CAPITAL SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Hanover Capital Partners Ltd.)
(SEC I.D. No. 8-41566)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2003,
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Hanover Capital Partners Ltd.:

We have audited the following financial statements of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hanover Capital Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hanover Capital Securities, Inc. as of December 31, 2003, are presented for the purposes of additional analysis and are not a required part of

the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE + TOUCHE LLP

February 25, 2004

# HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $381,285 |
| Investment in non-marketable securities (Note 2) | 3,300 |
| Due from related party | 11,702 |
| Income tax receivable | 15,446 |
| Prepaid expenses | 2,262 |
| Deferred tax asset (Notes 2 and 4) | 4,643 |
| TOTAL ASSETS | $418,638 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accrued expenses | $ 16,295 |
| Payable to affiliates | 41,998 |
| Total liabilities | 58,293 |
| STOCKHOLDER'S EQUITY (Note 3): | |
| Common stock, no par value - 100 shares authorized and outstanding | 100 |
| Additional paid-in capital | 287,598 |
| Retained earnings | 72,647 |
| Total stockholder's equity | 360,345 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $418,638 |

See notes to financial statements.

# HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| REVENUES: | |
| Loan advisory services | $ 439,502 |
| Other income | 11,682 |
| Total revenues | 451,184 |
| OPERATING EXPENSES: | |
| Professional fees | 38,443 |
| Personnel | 24,376 |
| Penalties and interest | 10,000 |
| Occupancy | 8,628 |
| Insurance | 1,592 |
| Minimum taxes | 248 |
| Other operating expenses | 5,034 |
| Total operating expenses | 88,321 |
| INCOME BEFORE INCOME TAX PROVISION | 362,863 |
| INCOME TAX PROVISION (Notes 2 and 4) | 144,927 |
| NET INCOME | $ 217,936 |

See notes to financial statements.

# HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ 217,936 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Deferred taxes | 7,464 |
| Changes in assets and liabilities: | |
| Increase in due from related party | (2,152) |
| Increase in income tax receivable | (15,446) |
| Increase in prepaid expenses | (398) |
| Increase in accrued expenses | 4,095 |
| Increase in payable to affiliates | 24,795 |
| Net cash provided by operating activities | 236,294 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Proceeds from capital contribution | 75,000 |
| Dividends paid | (87,395) |
| Net cash used in financing activities | (12,395) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 223,899 |
| CASH, JANUARY 1, 2003 | 157,386 |
| CASH AND CASH EQUIVALENTS, DECEMBER 31, 2003 | $ 381,285 |

See notes to financial statements.

# HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2003

| | Common Stock | | | Retained | |
|---|---|---|---|---|---|
| | Shares | Par Value | Paid-in Capital | (Deficit) Earnings | Total |
| BALANCE, JANUARY 1, 2003 | 100 | $ 100 | $ 212,598 | $ (57,894) | $ 154,804 |
| Capital contribution | - | - | 75,000 | - | 75,000 |
| Dividends paid | - | - | - | (87,395) | (87,395) |
| Net income | - | - | - | 217,936 | 217,936 |
| BALANCE, DECEMBER 31, 2003 | 100 | $ 100 | $ 287,598 | $ 72,647 | $ 360,345 |

See notes to financial statements.

## HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2003**

### 1. ORGANIZATION

Hanover Capital Securities, Inc. (the "Company"), which is incorporated in the State of New York, is a wholly-owned subsidiary of Hanover Capital Partners Ltd. ("HCP").

The Company is a registered broker/dealer with the Securities and Exchange Commission. The Company does not carry security accounts for customers nor perform custodial functions relating to customer securities. All customer securities transactions are introduced on a fully disclosed basis for clearance, execution and settlement by Northeast Securities, Inc. ("Northeast"), a registered broker/dealer. The Company does not maintain a clearing deposit with Northeast as such deposit is required by Northeast on a transaction by transaction basis. For the year ended December 31, 2003, the Company did not introduce, execute or settle any securities transactions for customers with Northeast.

### 2. ACCOUNTING POLICIES

***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

***Cash and Cash Equivalents*** - The Company maintains its cash primarily in a financial institution account, the balance of which at times, may exceed federally insured limits. At December 31, 2003 the Company also invested in a money market mutual fund investing in obligations of U.S. banking institutions insured by the Federal Deposit Insurance Corporation and deposit type obligations of foreign branches of both U.S. and foreign banks.

***Securities Transactions*** - The Company records all securities transactions on a trade date basis.

***Market Value of Financial Instruments*** - The financial instruments of the Company are reported in the accompanying statement of financial condition at cost, an amount that approximates market value at December 31, 2003. The Company maintains physical custody of all financial instruments.

***Revenue Recognition*** – Revenues from loan advisory services are recognized when the transactions close and fees are earned and billed.

***Income Taxes*** - The Company is included in the consolidated Federal income tax return of HCP. Pursuant to an arrangement with HCP, the Company computes its Federal income tax provision on a separate return basis and settles the amount of the current provision, if any, through an intercompany payable with HCP. Separate state tax returns are prepared by the Company for which it remits the related tax liabilities to the appropriate taxing authority. A current or deferred tax liability or asset is recognized for the current or deferred tax effects of all events recognized in the financial statements.

Those effects are measured based on provisions of current tax law to determine the amount of taxes payable or refundable currently or in future years. The tax effects of earning income or incurring expenses in future years or the future enactment of a change in tax laws or rates are not anticipated in determining deferred tax assets or liabilities.

***Related Party Transactions*** - Due from related party represents the net of the income tax benefit of HCP's use of the Company's net operating losses and expenses paid by HCP on behalf of the Company. Payable to affiliates represents expenses paid by Hanover Capital Mortgage Holdings, Inc., HCP and HanoverTrade, Inc. on behalf of the Company. Such expenses are reflected in the Statement of Operations as Operating Expenses. The results of operations may not necessarily be indicative of those that would have occurred had the Company operated on a stand-alone basis.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule provides for restrictions on operations if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2003, the Company's net capital and excess net capital were $322,450 and $222,450 respectively, and the Company's ratio of aggregate indebtedness to net capital was 0.18 to 1.

## 4. INCOME TAXES

The components of income tax expense for the year ended December 31, 2003 consist of the following:

| | |
|---|---|
| Current - Federal and state | $ 137,463 |
| Deferred - Federal | 7,464 |
| Total | $ 144,927 |

The effective tax rate differs from the maximum Federal statutory rate of 34% due to state income tax expense.

The asset for income taxes at December 31, 2003 represents deferred taxes that have been provided for the temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities as follows:

| | |
|---|---|
| Federal net operating loss carryforward | $ - |
| State net operating loss carryforward | 4,643 |
| Total deferred tax asset | $ 4,643 |

## 5. LEASES

The Company operates in the offices of an affiliate and has been allocated $8,628, its proportionate share of rent expense.

* * * * * *

## HANOVER CAPITAL SECURITIES, INC.
**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

| | |
|---|---|
| COMPUTATION OF NET CAPITAL: | |
| Total stockholder's equity | $ 360,345 |
| LESS NONALLOWABLE ASSETS: | |
| Investment in non-marketable securities | 3,300 |
| Due from related party | 11,702 |
| Income tax receivable | 15,446 |
| Prepaid expenses | 2,262 |
| Deferred tax asset | 4,643 |
| NET CAPITAL BEFORE HAIRCUTS | 322,992 |
| Haircuts | 542 |
| NET CAPITAL | $ 322,450 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Aggregate indebtedness | $ 58,293 |
| Minimum capital required (The greater of $100,000 or 6-2/3% of aggregate indebtedness) | $ 100,000 |
| Capital in excess of minimum requirements | $ 222,450 |
| Ratio of aggregate indebtedness to net capital | 0.18 to 1 |
| RECONCILIATION WITH THE COMPANY'S COMPUTATION: | |
| Net capital as reported in the Company's Part II (unaudited) FOCUS report | $ 308,000 |
| Net adjustments | 14,450 |
| Net capital per above | $ 322,450 |

# HANOVER CAPITAL SECURITIES, INC.

**(A Wholly-Owned Subsidiary of Hanover Capital Partners Ltd.)**

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
## DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Corporation's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2004

Hanover Capital Securities, Inc.
379 Thornall Street
Edison, New Jersey 08837

Dear Sirs:

In planning and performing our audit of the financial statements of Hanover Capital Securities, Inc. (a wholly-owned subsidiary of Hanover Capital Partners Ltd.) (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 25, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission"), above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following condition involving the internal control:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated February 25, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP